SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2022

(Report No. 5)

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):—

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):—

CONTENTS

On June 30, 2022, Eco Wave Power Global AB (publ) (the “Company”) published a bulletin announcing the results of its annual general meeting for 2022 (“Annual General Meeting”), a copy of which is furnished as Exhibit 99.1. The Company’s shareholders also approved the Company’s amended Articles of Association at the Annual General Meeting, a copy of which is furnished as Exhibit 99.2.

Exhibit No.
99.1	Bulletin of the Results from the Annual General Meeting of Eco Wave Power Global AB (publ) held on June 30, 2022.
99.2	Articles of Association of Eco Wave Power Global AB (publ), as amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ INNA BRAVERMAN
Inna Braverman
Chief Executive Officer

Date: June 30, 2022

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